Exhibit 8.4

To:	Taomee Holdings Limited

16/F, Building No. A-2

No. 1528 Gumei Road, Xuhui District

Shanghai 200233

People’s Republic of China

Re:	the Listing of Taomee Holdings Limited

May 18, 2011

Dear Sirs,

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purpose of this opinion, excluding the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Region) and as such are qualified to issue legal opinions on the PRC laws, regulations or rules effective on the date hereof (the “PRC Laws”).

We are acting as the PRC counsel for Taomee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands to be listed on New York Stock Exchange (“NYSE”), in connection with the proposed listing (the “Listing”) of the Company.

This legal opinion (the “Opinion”) is furnished pursuant to the instructions of the Company on the captioned matters, and is delivered to the Company for the purposes of the Listing. The content of the Opinion may be disclosed in the Prospectuses (as defined below) in the appropriate form and context in which they appear in the Prospectuses. The Company may not, without our prior written consent, use this Opinion for any other purpose.

Capitalized terms used herein and not otherwise defined shall have the same meanings assigned to such terms in the Underwriting Agreement. As used herein, “Governmental Agencies” means any court, governmental agency or body or any stock exchange authorities of the PRC; “Governmental Authorizations” means licenses, authorizations, approvals, orders, registrations, annual inspections, waivers, certificates and permits from, and the reports to and filings with, Governmental Agencies; “PRC Group Companies” mean the Company’s indirect subsidiary and Variable Interest Entities (as defined below) organized under the PRC Laws which take the legal form of company (each a “PRC Group Company”, collectively “PRC Group Companies”); “Material Adverse Effect” means a material adverse effect on the condition (financial or other), business, properties, management, shareholders’ equity, results of operations or prospects of the Company taken as a whole; “Prospectuses” means the prospectus, including all amendments or supplements thereto, that form parts of the Registration Statement; “Shanghai Qidong” means Shanghai Qidong Information Technology Co., Ltd.; “Shanghai Shengran” means Shanghai Shengran Information Technology Co., Ltd.; “Shanghai Taomee” means Shanghai Taomee Network Technology Co., Ltd.; “Variable Interest Entities” mean Shanghai Taomee and Shanghai Qidong; and “VIE Agreements” mean all the current contractual arrangements and agreements which constitute all of the contractual arrangements enabling the Company to exercise effective control over and consolidate the financial statements of each of the Variable Interest Entities, as set out in Schedule I.

For the purpose of rendering this legal opinion, we have reviewed the originals or copies, certified or otherwise identified to our satisfaction, of documents provided to us by the Company and PRC Group Companies and such other documents, corporate records, certificates issued by relevant governmental authorities of the PRC and have made such inquiries as we deemed necessary or appropriate as a basis for the opinion set forth herein.

In rendering this opinion, we have assumed:

1. the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies;

2. all signatures, chops and seals on all such documents which bear such signatures, chops and seals are genuine;

3. that the documents and the corporate minutes and resolutions presented to us remains in full force and effect up to the date of this opinion and have not been varied, amended, cancelled or revoked, except as noted therein;

4. the truthfulness, accuracy and completeness of all factual statements in the documents and all other factual information provided to us by each of the Company and the PRC Group Companies;

5. that all parties thereto, other than the PRC Group Companies, have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder; and

6. all documents constitute legal, valid, binding and enforceable obligations on the parties thereto under the laws (other than the PRC Laws) by which they are expressed to be governed.

This legal opinion letter is confined to and given on the basis of the PRC Laws effective as at the date hereof and there is no assurance that any of PRC Laws will not be changed, amended or replaced in the future or the interpretation thereof will not be changed. We have not investigated, and we do not express or imply any opinion on the laws of any other jurisdictions. We have not investigated, and we do not express or imply any opinion on accounting, auditing, or assets valuation either.

For factual matters that are crucial but cannot be independently verified by us, we have relied on the statement and letters made by the Governmental Agencies, the Company, any PRC Group Company or other third parties.

Based on the foregoing and the disclosures made to us by the Company, and subject to the further qualifications set forth below, we are of the opinion as of the issuance date of this opinion that:

1. The ownership structure of the PRC Group Companies as set forth in the Prospectuses are not, and immediately after the offering and sale of the ADSs, will not be in violation of any provisions of applicable PRC Laws. The transactions conducted in the PRC involving the PRC Group Companies or the shareholders of the Variable Interest Entities relating to the establishment of such ownership structure as described in the Section “Corporate History and Structure” in the Prospectuses are not in violation of any provisions of current PRC Laws. No consent, approval or license other than those that have already been obtained by the PRC Group Companies is required under the existing PRC Laws for the establishment of such ownership structures.

2. Schedule I sets forth a true, complete and correct list of VIE Agreements. Each of the VIE Agreements are valid and legally binding under the PRC Laws. No Governmental Authorization is required to be obtained for the performance by any of the parties thereto of their respective obligations or for the consummation of the transactions contemplated under the VIE Agreements, except as disclosed in the Prospectuses.

3. Each of the VIE Agreements does not, and the execution thereof by the PRC Group Companies and the shareholders of the Variable Interest Entities, the performance of its obligations thereunder by each of the PRC Group Companies and the shareholders of the Variable Interest Entities, and the consummation of the transactions contemplated therein by each of the PRC Group Companies and the shareholders of the Variable Interest Entities, so far as performed in accordance with the terms and conditions provided in the VIE Agreements, (A) to the best of our knowledge after due inquiry, will not conflict with or result in a breach or violation of any terms or provisions of, or constitute a default under, any agreement or instrument governed by the PRC Laws to which any of the PRC Group Companies or the shareholders of the Variable Interest Entities is a party or by which or to which any of such entities or individuals, or their respective properties or assets, is bound or subject; (B) will not result in any violation of (i) the provisions of the articles of association or business license of each of the PRC Group Companies, or (ii) any Governmental Authorization, as applicable; and (C) will not result in any violation of any PRC Laws; except for, in case of (C), such violation that would not be reasonably expected to have a Material Adverse Effect.

4. Promulgated by six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration of Foreign Exchange (the “SAFE”) and subsequently amended by the MOFCOM on June 22, 2009, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rule”) became effective on September 8, 2006. The New M&A Rule provides that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the New M&A Rule and other PRC Laws and regulations, promulgated, on its official website, relevant guidance with respect to the issues of listing and trading of domestic enterprises’ securities on overseas stock exchanges, including a list of application materials with respect to the listing on overseas stock exchanges through special purpose vehicles. Based on our understanding of existing PRC Laws, we believe that CSRC approval is not required in the context of this offering, because the Company does not constitute a special purpose vehicle as defined by the M&A Rules which is required to obtain approval from the CSRC for overseas listings.

5. On September 28, 2009, the Generational Administration of Press and Publication (the “GAPP”) and other Governmental Agencies jointly issued Notice on Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game (the “GAPP Notice”), with an aim, among others, to strengthen the administration on foreign investment in online game operation in the PRC.

There is uncertainty with respect to the implementation of the relevant provision of the GAPP Notice regarding foreign investment, however GAPP is not likely to directly affect the Company’s control over the Variable Interest Entities without the support of other Governmental Agencies including the Ministry of Culture based on the GAPP Notice, since (i) according to the relevant provisions of the Regulation on the Main Functions, Internal Organization and Staffing of the PRC General Administration of Press and Publication issued by the General Office of the State Council on July 11, 2008 (the “Regulation on Three Provisions”), GAPP is authorized to approve the publication of online games before their launch on internet, while the Ministry of Culture is authorized to administrate and regulate the overall online game industry; (ii) a circular on the interpretation of the Regulations on Three Provisions, which was issued by the office of the Central Organization Establishment Commission on September 7, 2009, provides that once an online game is launched on internet, it shall only be regulated by the Ministry of Culture and if an online game is launched on internet without prior approval of GAPP, it is the Ministry of Culture which shall direct relevant law-enforcement organizations to investigate the case and the GAPP will not directly take actions against the game launched; and (iii) the original set of VIE Agreements with the Variable Interest Entities took effect in June 2009, which was prior to the effective date of the GAPP Notice.

6. There is uncertainty with respect to the enforcement by PRC courts of a judgment rendered by a court in the United States. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. The PRC does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against the Company or its directors and officers if they decide that the judgment violates the basic principles of the PRC Laws or national sovereignty, security or public interest.

7. As the Company’s PRC counsel, we hereby agree to give consent for reference to our name in the sections of “Risk Factors”, “Enforceability of Civil Liabilities”, “Taxation” and “Legal Matters” in the Prospectuses, and the filing with the SEC of this letter as an exhibit to the Registration Statement. By giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Sincerely yours,

King & Wood PRC Lawyers

/s/ King & Wood PRC Lawyers

SCHEDULE 1

List of VIE Agreements

Part I – VIE Agreements Related to Shanghai Taomee

1.	Commercial Cooperation Agreement entered into between Shanghai Shengran and Shanghai Taomee;

2.	Business Operation Agreement entered into among Shanghai Shengran, Shanghai Taomee and individual shareholders of Shanghai Taomee on December 31, 2009;

3.	Option Agreement entered into between Shanghai Shengran and individual shareholders of Shanghai Taomee on December 31, 2009;

4.	Proxy Agreement entered into between Shanghai Shengran and individual shareholders of Shanghai Taomee on December 31, 2009;

5.	Shares Pledge Agreement entered into among Shanghai Shengran, Shanghai Taomee and individual shareholders of Shanghai Taomee on March 17, 2010;

6.	Loan Agreement entered into among Shanghai Shengran and certain shareholders of Shanghai Taomee, namely Messrs. Jason Liqing Zeng, Benson Haibing Wang, Crow Zhen Wei, Roc Yunpeng Cheng and Bin Wang on June 12, 2009.

Part II – VIE Agreements Related to Shanghai Qidong

1.	Exclusive Technical and Marketing Service Agreement entered into between Shanghai Shengran and Shanghai Qidong on December 31, 2009;

2.	Business Operation Agreement entered into among Shanghai Shengran, Shanghai Qidong and individual shareholders of Shanghai Qidong on December 31, 2009;

3.	Option Agreement entered into between Shanghai Shengran and individual shareholders of Shanghai Qidong on December 31, 2009;

4.	Proxy Agreement entered into between Shanghai Shengran and individual shareholders of Shanghai Qidong on December 31, 2009;

5.	Shares Pledge Agreement entered into among Shanghai Shengran, Shanghai Qidong and individual shareholders of Shanghai Qidong on March 17, 2010.